FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of October 2009

Commission File Number: 000-30850
Valcent Products Inc.

789 West Pender Street
Suite 1010
Vancouver, BC, Canada V6C 1H2

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐  No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

On October 19, 2009 - Valcent Products Inc. (“The Company”) is pleased to announce the engagement of EMLINK LLC of Boston, Mass. EMLINK will initially serve as master distributor for Valcent and act as a key partner in assisting the Company in launching a marketing and sales strategy within the United States of America for its VertiCrop™ High Density Growing System (“Verticrop™”).

EMLINK will also advise the Company on other aspects of its business plan including the finance and marketing of its products elsewhere in the world.

SEE EXHIBIT 99.1

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

99.1	News Release Dated October 22, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Valcent Products, Inc.

Date: October 23, 2009	By:	/s/ George Orr
Name: George Orr
Title: Director